Innovation for patient care

RECEIVED

2007 APR -4 A 9:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

07022152

20 March 2007

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED

APR 1 1 2007

THOMSON FINANCIAL

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

• Innover pour mieux soigner

Société Anonyme au capital de 84 024 683 € - 419 838 529 R.C.S. Paris - Code Ape 741 J - TVA FR 87 419 838 529

IPSEN
Innovation for patient care

Press release

Ipsen's full year 2006 results

- **Recurring operating margin(2) above objectives: 23.7% of net sales**
  - **Strong increase in recurring consolidated profit(2) : +15.6%**
  - **All time high cash flow from operating activities: €328 million**

Paris, 19 March 2007 – The Board of Directors of Ipsen (Euronext: IPN), chaired by Jean-Luc Bélingard, met on 16 March 2007 to review the Group's full year 2006 results published today.

Summary of audited consolidated full year 2005 and 2006 results

(in million euros)	**2006**	***2005 (1)***	***% change 2006/2005***
Sales	**861.7**	**807.1**	*+6.8%*
Other revenues	83.6	80.7	*+3.5%*
Total revenues	**945.3**	**887.9**	*+6.5%*
Operating profit	**187.2**	**185.3**	*+1.0%*
Operating margin (in % of sales)	*21.7%*	*23.0%*	
Recurring operating profit(2)	**204.1**	**177.8**	*+14.8%*
Recurring operating margin(2) (in % of sales)	*23.7%*	*22.0%*	
Consolidated profit (attributable to the Group)	**144.0**	**148.6**	*(3.0)%*
Earnings per share – fully diluted (€)	*1.71*	*2.20*	
Recurring consolidated profit(2)	**148.9**	**128.9**	*+15.6%*
Recurring earnings per share - fully diluted (€)	*1.77*	*1.91*	
Average number of shares			
Non diluted	*84,000,717*	*67,418,123*	
Fully diluted	*84,024,179*	*67,418,123*	
Cash flow from operating activities	**327.6**	**176.9**	
Net cash, end of period(3)	**252.9**	**138.8**	

(1) All financial information for 2005 is shown on a pro forma basis. The pro forma consolidated statements present the Group's activity as if the legal reorganisation of the Group, completed in June 2005, had taken place on January 1, 2002.

(2) Unaudited data - please refer to Appendix 4 of this document

(3) Net cash: cash and cash equivalents minus bank overdrafts, bank borrowings and other financial liabilities plus or minus derivative financial instruments

Commenting on the performance in 2006, **Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group,** stated: "*Ipsen achieved a solid performance in 2006 and surpassed the financial objectives which it had set for itself, with a recurring operating profit which reached 23.7% of sales, a recurring consolidated profit increase of 15.6% over the previous year and a net cash position of €253 million at year end.*" Jean-Luc Bélingard added: "*2006 has been a very rich and defining year for Ipsen. In accordance with its regulatory plan, the Group submitted three registration applications, including that for Somatuline® Autogel® to the FDA in the United States. It obtained marketing authorisations for Somatuline® Autogel® in Canada, and for Dysport® in Germany for indications in aesthetic medicine. It enriched its product portfolio with two promising new medicines. The first, Increlex®, now represents as we anticipated the reference treatment for children suffering from severe primary IGF-1deficiency. The second, Acapodene®, will complete our offer of treatment for prostate cancer when the product has obtained the necessary regulatory approvals. Moreover, the Group has set out important milestones for its future growth, with its strategic partner Tercica in the development of its endocrinology franchise in the United States, with Medicis for the development and distribution of its botulinum toxin in the United States, and with Roche for the development and commercialisation of its GLP-1.*"

On the prospects for the Group, Jean-Luc Bélingard stated: "*2007 will be yet another year of rich events for Ipsen. We have five filings in the course of regulatory review: Somatuline® Autogel® for the treatment of acromegaly, the submission of which was validated by the FDA in the United States in December 2006 ; febuxostat for the treatment of hyperuricaemia, the submission of which to the EMEA in Europe was validated in October 2006; NutropinAq® for the treatment of idiopathic short stature, the submission of which to the EMEA in Europe was validated in April 2006; and Increlex® for the treatment of severe primary IGF-1 deficiency, the submission of which to the EMEA in Europe – carried out by Tercica – was validated in December 2005. As far as use of our botulinum toxin type A in aesthetic medicinal indications in Europe is concerned, the AFSSAPS regulatory review process is still ongoing. In this context, we have decided – in conjunction with our partner Galderma – to optimise the product's profile by including, as soon as possible in 2007 in our marketing authorisation application, the full results of clinical studies in the product's efficacy and safety carried out by our partner Medicis in the United States. Furthermore, we anticipate submitting two new registration applications for Reloxin® and Dysport® in the United States, and defining our strategic approach to the distribution of our botulinum toxin in therapeutic indications in the United States.*" Jean-Luc Bélingard concluded: "*Our objectives in 2007 consist of ensuring rigorous execution of our current projects and continuing to apply our development strategy in order to make Ipsen a leading international specialist pharmaceutical company in the treatment of hormone-dependent diseases.*"

Review of full year 2006 results

In 2006, **Group sales** reached €861.7 million, up 6,8% compared to 2005, driven by the 7.6% growth of drug sales, which accounted for 97% of total Group sales. This performance was driven by strong sales in Ipsen's targeted therapeutic areas (oncology, endocrinology, neuromuscular disorders) as well as by strong sales momentum in international markets despite downward price pressures in Major Western European Countries negatively impacting sales by €19.4 million over the period.

Other revenues totalled €83.6 million, up 3.5% compared with €80.7 million in 2005. The 2005 income included €10.0 million resulting from the termination of a research contract.

Total revenues reached €945.3 million in 2006, up 6.5% year-on-year (€887.9 million in 2005).

The Group's **operating income** stood at €187.2 million, up 1.0% year-on-year despite severe price pressure in major European countries, a poor performance of Ginkor Fort® in France and a negative impact of one-off items such as a non-recurring payment of €8.4 million to Inamed for the recovery of all rights related to Reloxin® and a €7.3 million impairment charge relating to Testim®. Therefore, Ipsen's operating income stood at 21.7% of sales compared with 23.0% in 2005.

The Group's **recurring operating profit** stood at €204.1 million, up 14.8% year-on-year, reaching 23.7% of sales, compared with 22.0% of sales a year ago.

The **effective tax rate** in 2006 amounted to 21.8% of consolidated pre-tax profit from continuing operations before net loss from associates, compared with 19.1% in 2005. Excluding the tax-related one-off impacts, the Group's effective tax rate would have been comparable in both periods, at 25.6% in 2006 against 24.0% a year ago.

The Group's **consolidated profit** for 2006 reached €144.5 million (€144.0 million attributable to equity holders of Ipsen S.A.), down 3.0% year-on-year, including the one-offs mentioned above.

The Group's **recurring consolidated profit** increased by 15.6% in 2006 to reach €148.9 million, from €128.9 million in 2005.

The Group generated a strong €327.6 million **cash flow from operating activities**, against €176.9 million a year earlier. The cash position at December 31, 2006 benefited from strongly sustained activity during the year and from milestones stemming from the partnerships, notably with Medicis and Roche. The Group utilised €163.6 million in investment transactions, notably €63.1m for the acquisition of 25% of Tercica's capital and €20.7 million for the subscription to a convertible bond in the same transaction. Moreover, in June 2006, Ipsen paid dividends of €50.4 million to its shareholders.

Dividend for the financial year 2006 proposed to the approval of Ipsen' shareholders

Ipsen's Board of Directors met on March 16, 2007 and proposed a dividend of 0.60 euros per share, yielding a 35% pay-out ratio, to Ipsen' shareholders annual meeting to be held on June 6, 2007. The payment of the dividends will be made on the following day.

2007 financial objectives

The Group's performance in 2006 was ahead of expectations and increases the Group's confidence in its perspectives, despite a challenging regulatory and economic environment for the pharmaceutical industry.

Therefore, before taking into account any price decrease on Tanakan® in France and before taking into account any change in situation unknown at this date, the Group has set for itself the following objectives for 2007:

- Sales growth of 6.5% to 7.5%;
- Total revenues growth of 4.0% to 5.0%;
- Operating margin of 22.0% to 23.0% of sales.

These targets were prepared without taking into account external growth assumptions, which may alter these parameters. These targets are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, some of which are beyond the Group's control, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above.

Conference call Analysts and webcast (in English)

Ipsen will host a conference call on March 19, 2007 at 2.00 p.m. (Paris time). A live webcast will be available at www.ipsen.com. The webcast will be archived on the Ipsen website for 3 months following the live call.

Callers should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone numbers to join the conference call are, from France and Europe: +33 (0) 1 72 28 25 88 and from the United States: +1 866 907 59 26.

A replay will be available soon after the live call. The telephone numbers to access the replay are, from France and Europe: +33 (0) 1 72 28 01 49 and from the United States: +1 866 828 22 61. The access code is *194594#*. The replay will be available for two weeks following the live call.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, Research and Development expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Système à Règlement Différé" ("SRD") and the Group is part of the SBF 250 index.For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information :

Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

1 – COMPARISON OF THE CONSOLIDATED INCOME STATEMENT FOR THE YEARS 2006 AND 2005

A comparison of the income statement is presented below:

	31 December 2006		31 December 2005 *pro forma*		
	(in thousands of euros)	*% of sales*	*(in thousands of euros)*	*% of sales*	*2006/2005 variation*
Sales	**861,676**	**100.0%**	**807,114**	**100.0%**	**6.8 %**
Other revenues	83,581	*9.7%*	80,738	*10.0%*	*3.5 %*
Total revenues	**945,257**	**109.7%**	**887,852**	**110.0%**	**6.5 %**
Cost of goods sold	(181,377)	*-21.0%*	(171,042)	*-21.2%*	*6.0 %*
Research and development expenses	(178,348)	*-20.7%*	(169,025)	*-20.9%*	*5.5 %*
Selling, general and administrative expenses	(383,015)	*-44.5%*	(364,135)	*-45.1%*	*5.2 %*
Other operating income and expenses	(8,223)	*-1.0%*	1,169	*0.1%*	*ns*
Restructuring costs	190	*ns*	530	*ns*	*-64.2 %*
Impairment losses	(7,265)	*-0.8 %*	-	-	*ns*
Operating profit	**187,219**	***21.7%***	**185,349**	***23.0%***	***1.0 %***
- Income from cash and cash equivalents	7,974		1,952		
- Cost of gross financial debt	(2,142)		(7,870)		
Cost of net financial debt	**5,832**	***0.7 %***	**(5,918)**	***-0.7 %***	***ns***
Other interest income and expense	(5,707)	*-0.7%*	(632)	*-0.1 %*	*ns*
Income tax	(40,891)	*-4.7%*	(34,208)	*-4.2%*	*19.5 %*
Net loss from associates	(1,666)	*-0.2%*	-	-	
Profit from continuing operations	**144,787**	***16.8%***	**144,591**	***17.9%***	***0.1 %***
Profit from discontinued operations	(290)	*ns*	4,416	*0.5 %*	*ns*
Consolidated profit	**144,497**	***16.8%***	**149,007**	***18.5%***	***-3.0 %***
- Attributable to equity holders of Ipsen S.A.	144,006		148,638		
- Minority interests	491		369		

Other revenues

In 2006, ***other revenues***, which include royalties and milestone payments from partners and for various services, totalled €83.6 million, up 3.5% year-on-year (2005, €80.7 million).

Other revenues break down as follows:

(in thousands of euros)	31 Dec. 2006	31 Dec. 2005 *pro forma*	2006/2005 variation	
			Amount	*%*
Breakdown by revenue type				
- Royalties received	41,650	45,049	(3,399)	*-7.5 %*
- Milestone payments and licensing agreements	20,199	21,126	(927)	*-4.4 %*
- Other (co-promotion revenues, recharging)	21,732	14,563	7,169	*49.2 %*
Total other revenues	**83,581**	**80,738**	**2,843**	***3.5 %***

- **Royalties received** mainly comprised royalties from the Kogenate® licence, which amounted to €38.7 million for 2006, down 7.8% year-on-year (€42.0 million in 2005). The first quarter of 2005 had been particularly high due to the carry-over of some 2004 royalties into 2005.
- **Milestone payments** and licensing agreements represent recognition of payments received over the life of contracts. In 2006, this income mainly comprised milestones in relation to the Reloxin® agreement with Medicis, the Tenstaten® agreement with Recordati and the recognition of advance payments made by Roche as a result of the BIM 51077 (GLP-1 analogue) partnership. Moreover, in 2005, an income of €10.0 million was recorded in connection with the termination of a research contract.
- **Other** revenues reached €21.7 million in 2006, up 49.2% year-on-year (€14.6 million in 2005). This increase stemmed from higher billings for R&D services within the framework of existing partnerships, such as with Roche for the development of BIM 51077 (GLP-1 analogue) and with Genentech. Co-promotion revenues were slightly down year-on-year, as new revenues generated by Artotec® and Tenstaten® in 2006 did not offset the negative impact of early termination of the co-promotion contract for Zoxan® with Pfizer.

Cost of goods sold

In 2006, *cost of goods sold* amounted to €181.4 million, representing 21.0% of sales compared with 21.2% in 2005, as increased production volumes, a more favourable product mix and an increase in productivity more than offset the negative impact of price cuts during the year (e.g. as a percentage of sales, price cuts alone would have amounted to an increase of 0.5% in the cost of goods sold).

Research and development expenses

A comparison of research and development expenses for the years 2006 and 2005 is presented in the following table:

(In thousands of euros)	31 Dec. 2006	31 Dec. 2005 *pro forma*	2006/2005 variation *Amount*	*%*
Breakdown by expense type				
- Drug-related research and development[1]	150,083	145,805	4,278	2.9 %
- Industrial development[2]	22,957	18,333	4,624	25.2 %
- Strategic development[3]	5,308	4,887	421	8.6 %
Total	**178,348**	**169,025**	**9,323**	**5.5 %**

(1) Drug-related research and development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development is the process through which active agents become drugs approved by regulatory authorities and is also used to improve existing drugs and to research new therapeutic indications for them. Patent-related costs are included in this type of expense.

(2) Industrial development includes chemical, biotechnical and development-process research costs to industrialise small-scale production of agents developed by the research laboratories.

(3) Strategic development includes costs incurred for research into new product licences and establishing partnership agreements.

Research and development expenses increased by 5.5% to €178.3 million, representing 18.9% of total revenues and 20.7% of sales, compared with €169.0 million in 2005, representing 19.0% of total revenues and 20.9% of sales.

- In 2006, *major research and development projects* included preparation for registration of Somatuline® Autogel® with the Food and Drug Administration (FDA), continuation of phase III clinical trials for Dysport® in the USA and finalisation of BIM 51077 development programmes agreed within the partnership with Roche, until July 2006 when the latter opted-in.

  The growth in drug-related research and development expenses reflects in particular the full-year impact of the Group's strengthening of its clinical development teams, started in 2004.

- *In the area of industrial development,* the increase is mainly linked to costs incurred in preparation for pre-approval inspections by the FDA (Food and Drug Administration) at some of the Group's manufacturing sites, in anticipation of future launches of Dysport® and Somatuline® Autogel® in the USA.

Selling, general and administrative expenses

A comparison of *selling, general and administrative* expenses for the years 2006 and 2005 is presented in the following table:

(In thousands of euros)	31 Dec. 2006	31 Dec. 2005 *pro forma*	2006/2005 variation Amount	%
Breakdown by expense type				
Royalties paid	31,186	29,033	2,153	7.4 %
Taxes and sales tax	15,207	11,142	4,065	36.5 %
Other sales and marketing expenses	261,402	255,183	6,219	2.4 %
Selling expenses	**307,795**	**295,358**	**12,437**	**4.2 %**
General and administrative expenses	**75,220**	**68,777**	**6,443**	**9.4 %**
Total	**383,015**	**364,135**	**18,880**	**5.2 %**

In 2006, *selling, general and administrative expenses* increased by only 5.2% to €383.0 million, representing 44.5% of sales against 45.1% of sales a year earlier.

- *Selling expenses* amounted to €307.8 million, 35.7% of sales, up by 4.2% year-on-year (€295.4 million in 2005, representing 36.6% of sales). This increase stands well below the sales growth level, despite a significant negative impact resulting from the increases in royalties paid to third parties and taxes and sales taxes:
  - Royalties paid to third parties on sales of products marketed by the Group amounted to €31.2 million in 2006, up 7.4% year-on-year, stemming from the sales growth of the corresponding products.
  - Taxes and sales taxes were up 36.5% at €15.2 million, mainly due to an increase of sales tax in France enforced from 1 January 2006.
  - Other sales and marketing expenses (ie. marketing and sales force costs) were up by only 2.4% year-on-year, amounting to €261.4 million in 2006, compared with €255.2 million in 2005. This increase is significantly below the sales growth level and reflects the success of the Group's productivity improvement programmes in a context where the growth in volume of drugs sold by the Group reached +10.2% in 2006.
- *General and administrative expenses* grew by 9.4% to €75.2 million in 2006, representing an increase of €6.4 million from a year ago. This evolution stemmed mainly from an increase in the costs of corporate functions, particularly due to the stock exchange listing of the Group, as well as reinforcement of certain administrative functions related to the Group's expansion in international markets. General and administrative expenses in 2006 included a non-recurring expense of €1.4 million.

Other operating income and expenses

In 2006, *other operating income and expenses* amounted to an €8.2 million expense compared with a €1.2 million income a year ago. In 2006, this amount essentially comprised a non-recurring payment of USD10.0 million to Inamed for the recovery of all rights related to Reloxin® in the USA, Canada and Japan, in accordance with the termination agreement between the Group and Inamed.

Impairment charges

Impairment charges relating to Testim® amounted to a €7.3 million expense in 2006. This corresponds to the full impairment of the net book value of the intangible asset related to Testim® rights. The

performance of this product was below the Group's expectations, with growth and market penetration lower than anticipated in all territories where the product is marketed, and thus no longer justified the existing asset carrying value in the Group's accounts.

Operating profit

As a result of the above, the Group's operating income for 2006 reached €187.2 million, representing 19.8% of total revenues and 21.7% of sales, up 1.0% over 2005, when it represented 20.9% of total revenues and 23.0 % of sales.

Restated for non-recurring charges, the Group's operating profit in 2006 amounted to €204.1 million, representing 21.6% of total revenues and 23.7% of sales. This compares with a recurring operating profit of €177.8 million in 2005, representing 20.3% of total revenues and 22.0% of sales.

Segment reporting: Operating profit by geographical region

In compliance with IAS 14 "Segment Reporting", the Group's primary reporting format is presented according to geographical segment, since Ipsen operates in a single business segment, i.e. drug research and development, production and sales.

Sales, revenues and operating profit for the years 2006 and 2005 are presented in the following table by geographical region:

	31 December 2006		31 December 2005 pro forma		2006/2005 variation	
	(in thousands of euros)	% of sales	*(in thousands of euros)*	% of sales	*(in thousands of euros)*	%
Major Western European countries (1)						
Sales	551,674	100.0%	547,287	100.0%	4,387	0.8 %
Revenues	564,528	102.3%	559,461	102.2%	5,067	0.9 %
Operating profit	215,829	39.1%	219,652	40.1%	(3,823)	(1.7) %
Other European countries						
Sales	184,800	100.0 %	155,893	100.0%	28,907	18.5 %
Revenues	184,800	100.0 %	156,258	100.2 %	28,542	18.3 %
Operating profit	71,516	38.7 %	54,969	35.3 %	16,547	30.1 %
Rest of the World						
Sales	125,202	100.0 %	103,934	100.0 %	21,268	20.5 %
Revenues	125,202	100.0 %	103,934	100.0 %	21,268	20.5 %
Operating profit	42,309	33.8 %	29,228	28.1 %	13,081	44.8 %
Allocated Total						
Sales	861,676	100.0%	807,114	100.0%	54,562	6.8 %
Revenues	874,530	101.5%	819,653	101.6%	54,877	6.7 %
Operating profit	329,654	38.3%	303,849	37.6 %	25,805	8.5 %
Non-Allocated Total (2)						
Revenues	70,727	7.5%	68,199	7.7%	2,528	3.7 %
Operating loss	(142,435)	(76.1%)	(118,500)	(63.9%)	(23,935)	20.2 %
Ipsen Total						
Sales	861,676	100.0%	807,114	100.0%	54,562	6.8 %
Revenues	945,257	109.7%	887,852	110.0%	57,405	6.5 %
Operating profit	187,219	21.7%	185,349	23.0%	1,870	1.0 %

(1) France, Spain, Italy, Germany and the UK.
(2) For revenues and operating loss, percentages are calculated on "Ipsen Total".

- **In Major Western European countries,** sales grew by only 0.8% year-on-year. This mainly reflects government measures imposing price cuts, together with the impact of the Tenstaten® agreement with Recordati in France. Moreover, in 2006, sales taxes increased by nearly €3 million year-on-year, mainly in France. As a result, operating profit declined by 1.7% to €215.8 million for 2006, representing 39.1% of sales, against €219.7 million a year ago, representing 40.1% of sales.

- **In Other European countries,** which include other Western European countries and Eastern Europe countries, operating profit for the period increased by 30.1 % to €71.5 million, compared with €55.0 million a year earlier. As a result, operating profit in the region for 2006 represented 38.7% of sales, against 35.3% a year earlier. This good performance was achieved due to a strong profitable growth increase in sales despite a €4.5 million negative impact of price reductions, (i) a reduction in sales taxes and commissions in some countries including Poland and (ii) the absence of non-recurring expenses in 2006, which had impacted 2005.

- **In the Rest of the World,** most of the Group's products are marketed by third-party distributors and agents, except in China, South Korea and Mexico, where Ipsen has a direct presence. In 2006, operating profit increased sharply to €42.3 million, up 44.8% year-on-year (€29.2 million in 2005), due to a strong 20.5% increase in sales, while costs have not increased at the same pace. As a result, operating profit in the region for 2006 represented 33.8% of sales, against 28.1% a year earlier.

- **Non-allocated operating loss** totalled €142.4 million, against a loss of €118.5 million a year ago. In 2006, the non-allocated operating loss included:

    - revenues of €70.7 million against €68.2 million a year earlier. This increase is particularly explained by higher billings for R&D services within the framework of existing partnerships. Royalties received from the Kogenate® licence amounted to €38.7 million for 2006 against €42.0 million a year earlier. Revenues also included milestone payments in relation to the Reloxin® agreement with Medicis, the Tenstaten® agreement with Recordati and the recognition of advance payments made by Roche as a result of the BIM 51077 partnership. Moreover, in 2005, an income of €10.0 million was recorded in connection with the termination of a research contract;

    - research and development expenses of €159.9 million, up from €151.1 million a year ago;

    - Non allocated selling, general and administrative expenses of €38.0 million, compared with €38.4 million a year ago;

    - other operating and restructuring expenses of €7.9. million, mainly consisting of the indemnity paid to Inamed as described above, compared with an income of €2.8 million a year ago;

    - The impairment charge on Testim® of €7.3 million.

Cost of net financial debt

- In 2006, the cost of net financial debt was an income of €5.8 million against an expense of €5.9 million a year earlier. This positive trend mainly reflects a strong improvement in the cash position due to the capital increase in December 2005 and cash received in 2006 from partnerships.

- Other elements represented a €5.7 million expense, compared with a €0.6 million expense in 2005, mainly comprising:

    - A €2.7 million charge in connection with a revaluation as at 31 December 2006 - according to IAS 39 - of financial instruments (warrants and convertible bonds) in connection with the transaction with Tercica

    - A €1.8 million charge due to foreign exchange loss (€0.5 million in 2005) of which €0.7 million stems from the derivative instruments in connection with the transaction with Tercica.

Income tax

In 2006, the Group's effective tax rate amounted to 21.8% of net profit from continuing operations before net loss from associates, compared with 19.1% a year earlier. The Group's effective tax rate benefited in 2006 from the non-recurring tax impact of use of UK capital losses brought forward for a total of €7.1 million. Due to uncertainty of recovery of these capital losses, no deferred tax asset had previously been recognized whereas, in 2006, the capital gain deriving from the Reloxin® agreement with Medicis enabled capital losses to be offset in the period.

The 2006 effective tax rate also benefited from:

- Tax credits for research activities in France, Spain, Ireland, UK and the USA of €14.4 million compared with €9.0 million a year earlier
- A tax credit for reinvesting activities in Spain of €2.6 million; and
- A beneficial tax rate on €4.5 million of down-payments in 2006 compared with €21.5 million a year earlier.

Excluding these non-recurring impacts, the Group's tax rate would have been 25.6% in 2006, against a comparable rate (i.e. excluding non-recurring impacts) of 24.0% in 2005. A year ago, the Group's effective tax rate had benefited from non-recurring impacts of recognizing net deferred tax assets and utilizing previously unrecognized tax loss carry-forwards in UK, Italian and Dutch subsidiaries, since their profitability had improved.

Net loss from associates

The Group's loss from associates amounted in 2006 to €1.7 million ($2.1 million) and was solely composed of the Group's share in the net losses of Tercica in the fourth quarter of 2006, stated as required under IFRS GAAP. In January 2007, Tercica began shipments of Increlex™ to specialty pharmacy distributors and recorded sales totalling $D0.7 million for the fourth quarter of 2006. Tercica recognized as other revenues in 2006 $0.2 million out of €10 million received as an upfront payment on the licensing of Increlex™ to the Group as described above, the balance being recorded as deferred revenue. As a result, Tercica's total revenues amounted to $0.9 million in the fourth quarter of 2006. Tercica's costs of goods sold amounted to $0.3 million, while research and development costs increased to $4.6 million in the fourth quarter of 2006, essentially related to clinical activities for Primary IGF-1 and severe Primary IGF-1, and to manufacturing development costs. Selling, general and administrative expenses amounted to $12.9 million in the fourth quarter of 2006, reflecting sales and marketing activities post-launch of Increlex™ as well as executive management, corporate administration, legal fees and other infrastructure support costs. Due to Tercica's positive net cash position, interest income in the fourth quarter of 2006 was $4.9 million. Finally, the Group recognised $5 million of tax income on Tercica's loss before tax of $12.0 million in the fourth quarter of 2006.

Profit from continuing operations

As a result of the items noted above, profit from continuing operations was in line, at €144.8 million, with €144.6 million a year earlier. Profit from continuing operations represented 15.3% of total revenues, compared with 16.3% in 2005.

Profit from discontinued operations

Profit from discontinued operations benefited from an additional payment received by the Group from the sale of its primary care business in Spain in October 2005, offset by provisions made in the USA related to the disposal of Dynport in 2004. Therefore, in 2006, the net loss was €0.3 million, compared with a net profit of €4.4 million a year earlier.

Consolidated profit

As a result of the items noted above, consolidated profit in 2006 declined by 3.0% to €144.5 million (€144.0 million attributable to equity holders of Ipsen S.A.), against €149.0 million (€148.6 million attributable to equity holders of Ipsen S.A.) a year earlier. Consolidated profit represented 15.3% of revenues in 2006, compared with 16.8% in 2005. Excluding non-recurring items, the Group's net profit reached €148.9 million, up 15.6% year-on-year (€128.9 million in 2005).

Group's income statement

In 2006, total milestones received in cash by the Group but not yet recognised as revenue in its consolidated income statement amounted to €184.3 million, against €21.8 million in 2005. These payments will be recognised in the Group's income statement as revenue going forward as follows :

(in € million)	**Milestones received in cash but not yet recognized as revenue in the years:**	
	2006	**2005**
Total	**184.3**	**21.8**
These will be recognized as revenue in the future as follows:		
In 2007	13.6	9.6
In 2008 and beyond	170.7	12.2

2 - CASH FLOW AND CAPITAL FOR THE YEARS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

In 2006, the Group generated a strong €327.6 million cash flow from operating activities, against €176.9 million a year earlier. The cash position at 31 December 2006 benefited from strongly sustained activity during the year and from receipt of a €102.4 million (USD123.1 million) milestone from Medicis under the Reloxin® distribution agreement granted by the Group for the USA, Canada and Japan in the aesthetics indication, as well as from a €57.7 million option payment from Roche following their decision to license-in BIM51077 worldwide. As a result, the Group reimbursed most of its credit facilities, while keeping open the option of re-using them (for a total of €241.2 million at 31 December 2006). The Group utilised €163.6 million in investment transactions, spending in particular €63.1m on acquisition of 25% of the capital of Tercica, a California-based biotechnology company, and subscribing for a €20.7 million convertible bond in the same transaction. No such operations were undertaken in 2005. Ipsen SA paid dividends of €50.4 million in June 2006.

Cash arising from discontinued activities amounted to €0.6 million in the year compared with €12 million in 2005.

3 - ANALYSIS OF THE CASH FLOW STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

(in thousands of euros)	31 December 2006	31 December 2005 *pro forma*
- Cash flow before variation in working capital requirements	167,626	172,967
- (Increase) decrease in working capital requirements for operations	160,009	3,887
• Net cash flow generated by operating activities	327,635	176,854
• Net cash flow used in investment activities	(163,.618)	(52,749)
• Net cash flow used in financing activities	(82,214)	(18,950)
• Net cash flow provided by discontinued activities	647	12,001
Impact of *pro forma* treatment	-	(10,150)
Increase (decrease) in cash flow for the year	**82,450**	**107,006**
Cash and cash equivalents at beginning of year	**200,564**	**92,763**
Impact of foreign exchange variations	729	795
Cash and cash equivalents at end of year	**283,743**	**200,564**

Net cash flow generated by operating activities

During 2006, net cash flow generated by operating activities before changes in working capital totalled €167.6 million, against €173.0 million in 2005. Cash flow before variation in working capital includes revenue of only €7.5 million from the €160.1 million of milestones received from Medicis and Roche as described above. Revenue from these agreements is being recognised over the lives of the corresponding contracts, whereas the whole tax burden on the full milestones received has increased the deferred tax assets, such increase being deducted from net cash flow generated by operating activities before changes in working capital.

Working capital requirements for operating activities declined by €160.0 million in 2006 compared to a € 3.9 million decrease in 2005. This evolution is linked to the following :

- o The balance between current assets and current liabilities represents a debt which increased by €166.1 million during 2006. This increase arose in particular from receipts of milestone payments not yet recognised as revenue at 31 December 2006, of which € 152.6 million was received from Medicis and Roche.
- o Inventories remained almost stable at the end of 2006 compared with 2005 (growth of €4.6 million). Trade receivables grew by €27.4 million, mainly resulting from business growth, from modification of payment terms of certain customers in France and from increased sales to hospitals in Italy with longer payment terms, whereas trade payables decreased by €7.1 million, partly due to payment during the period of IPO-related fees accrued in 2005 and to an invoicing level from suppliers which was lower than in the fourth quarter of 2005.
- o Conversely, tax payable increased by €33.1 million, comprising €7.4 million in respect of taxation in the U.K. on the payment received from Medicis and €14.9 million in respect of the balance of tax payable related to Group affiliates in France in 2006.

As a result of the above, net cash flow generated by operating activities amounted to €327.6 million for 2006 compared with €176.9 million in 2005.

Net cash flow used in investment activities

Net cash flow used in investment activities amounted to €163.6 million in 2006 (2005, €52.7 million). This comprised mainly asset acquisitions, net of disposals, of €78.8 million, against €43.3 million in 2005. The Group also acquired 25% of the capital of Tercica, a California-based biotechnology

company, for a €63.1 million down payment and subscribed to a €20.7 million convertible bond in the same transaction. No such operations were undertaken in 2005. Working capital requirements arising from investment activities in 2006 decreased by €5.8 million due to an increase in payables linked to investment projects in the UK, compared with an increase of €7.6 million in 2005. Additionally, the Group utilised €2.5 million in 2006 to fund its liquidity contract on Ipsen shares and €4.2 to fund its post-employment benefit plans.

During 2006, tangible fixed asset acquisitions totalled €40.6 million, mostly consisting of capital expenditure required to maintain the Group's industrial facilities, namely €6.4 million for industrial buildings and fittings and €19.9 million for industrial equipment, mainly at the Dreux and Wrexham production sites. During the same period, intangible asset acquisition amounted to €41.2, mainly related to payments due within the framework of alliances, such as Acapodene® and Increlex™, and to acquisition of software, against €7.9 million in 2005.

Net cash flow used in financing activities

In 2006, net cash flow used in financing activities totalled €82.2 million against €18.9 million in 2005. Following payments received from Medicis, €31.8 million of the Group's credit facilities has been repaid, thus reducing the overdraft as at 31 December 2006 to €6.3 million. In 2005, repayment of credit facilities amounted to €190.0 million. The Group has maintained the option to utilise fully these credit facilities.

In the first half of 2006, the Group paid out €50.4 million in dividends, compared with €29.3 million in the same period of 2005.

Net cash flow from discontinued activities

In 2006, net cash flow from discontinued activities amounted to €0.6 million (2005, €12 million), resulting from the decrease in working capital requirements linked to primary care activities in Spain, which were divested in October 2005.

4 - ANALYSIS OF NET CASH

At 31 December 2006, the Group's net cash (1) was €252.9 million, compared with €138.8 million at 31 December 2005. The Group has four-year credit facilities totalling €241.2 million, out of which €6.3 million was in use at 31 December 2006, compared with utilisation of €37.8 million at 31 December 2005. Covenants included in the loan agreements, namely net debt to equity and net debt to EBITDA(2), are irrelevant in respect of the current positive net cash situation.

(1) Net cash: cash and cash equivalents minus bank overdrafts, bank borrowings and other financial liabilities plus or minus derivative financial instruments
(2) EBITDA: Earnings before interest, tax, depreciation and amortisation

APPENDIX 1: CONSOLIDATED INCOME STATEMENT

(in thousand of euros)	2006	2005 pro forma (1)	2005 (1)
Sales	861 676	807 114	788 709
Other revenues	83 581	80 738	75 046
Total revenues	**945 257**	**887 852**	**863 755**
Cost of goods sold	(181 377)	(171 042)	(176 833)
Research and development expenses	(178 348)	(169 025)	(167 571)
Selling expenses	(307 795)	(295 358)	(292 586)
General and administrative expenses	(75 220)	(68 777)	(66 787)
Other operating income and expenses	(8 223)	1 169	1 185
Restructuring cost	190	530	530
Impairment losses	(7 265)	-	-
Operating income	**187 219**	**185 349**	**161 693**
- Cash and cash equivalent	7 974	1 952	1 312
- Cost of financial debt	(2 142)	(7 870)	(7 701)
Net cost of financial debt	**5 832**	**(5 918)**	**(6 389)**
Other financial income and expenses	(5 707)	(632)	(291)
Income taxes	(40 891)	(34 208)	(32 643)
Net losses from associates	(1 666)	-	-
Net profit continuing operations	**144 787**	**144 591**	**122 370**
Discontinued operations (1)	(290)	4 416	4 416
Net profit from continuing operation	**144 497**	**149 007**	**126 786**
- attributable to equity holders of the parent	144 006	148 638	119 230
- minority interest	491	369	7 556
Basic earnings per share, continuing operations (in euros)	**1,72**	**2,14**	**1,71**
Diluted earnings per share, continuing operations (in euros)	**1,72**	**2,14**	**1,71**
Basic earnings per share, discontinuing operations (in euros)	**0,00**	**0,06**	**0,06**
Diluted earnings per share, discontinuing operations (in euros)	**0,00**	**0,06**	**0,06**
Basic earnings per share (in euros)	**1,71**	**2,20**	**1,77**
Diluted earnings per share (in euros)	**1,71**	**2,20**	**1,77**

(1) In accordance with IFRS 5, the 2005 income statement has been restated to provide comparable data for the periods presented

APPENDIX 2: CONSOLIDATED BALANCE SHEET

(in thousand of euros)	31 December 2006	31 December 2005
ASSET		
Goodwill	188 836	188 836
Other intangible assets, net	68 203	39 800
Property, plant and equipment, net	198 186	187 769
Equity investments	1 825	2 656
Investments in associates	50 832	-
Other non-current assets	30 601	2 671
Deferred tax assets	64 025	13 096
Total non-current assets	**602 508**	**434 828**
Inventories	78 947	74 390
Trade receivables	191 702	164 681
Current tax assets	2 665	10 951
Other current assets	44 601	42 966
Cash and cash equivalent	285 459	202 034
Total current assets	**603 374**	**495 022**
Non-current assets of discontinued operations	**8 391**	**12 659**
TOTAL ASSETS	**1 214 273**	**942 509**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Share capital	84 025	84 025
Share premium and consolidated reserves	506 244	420 591
Profit for the Year	144 006	119 230
Cumulative translation reserve	(7 789)	(4 080)
Shareholders' equity attributable to equity holder of the parent	**726 486**	**619 766**
Minority interest	1 419	1 334
Total shareholders' equity	**727 905**	**621 100**
Retirement benefit obligations	9 299	8 032
Long-term provisions	11 421	8 266
Bank loans	6 286	37 751
Other financial liabilities	15 313	15 508
Deferred tax liabilities	2 371	1 358
Other non-current liabilities	172 270	-
Total non-current liabilities	**216 960**	**70 915**
Short-term provisions	5 323	3 309
Bank loans	6 973	7 074
Financial liabilities	2 251	1 760
Trade payables	100 269	107 045
Current tax liabilities	27 215	2 223
Other current liabilities	114 824	113 525
Bank overdrafts	1 716	1 470
Total current liabilities	**258 571**	**236 406**
Liabilities of discontinued operations	**10 837**	**14 088**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1 214 273**	**942 509**

APPENDIX 3: CONSOLIDATED STATEMENT OF CASH FLOW

(in thousand of 'euros)	2006	2005 pro forma	2005
Profit for the period	**144 497**	**149 007**	**126 786**
Profit from discontinued operations	290	(4 416)	(4 416)
Loss from associates	1 666	-	-
Profit from continuing operations excluding loss from associates	**146 453**	**144 591**	**122 370**
Non-cash and non-operating items :			
- Depreciation, amortization and impairment losses	49 940	30 603	28 869
- Increase/(decrease) in fair value of financial instruments	1 562	276	276
- Net gains or losses on disposal of non-current assets	(877)	232	215
- Share of investment grant included in profit and loss	(112)	(135)	(81)
- Exchange difference	694	(1 238)	(1 553)
- Change in deferred taxes	(34 227)	(4 717)	(4 517)
- Cost of stock options	3 282	3 355	3 355
- Profit/loss from disposal of own capital shares	221	-	-
- Other transactions of a non-cash nature	690	-	-
Cash flow from operating activities before changes in working capital	***167 626***	***172 967***	***148 934***
- (Increase) / decrease in inventories	(4 644)	(5 315)	(8 100)
- (Increase) / decrease in trade receivables	(27 419)	(6 755)	(3 943)
- (Decrease) / increase in trade payables	(7 121)	9 192	8 049
- Net change in income tax liability	33 051	(15 110)	(16 357)
- Net change in other operating assets and liabilities	166 142	21 875	20 970
Changes in working capital related to operating activities	***160 009***	***3 887***	***619***
NET CASH PROVIDED BY OPERATING ACTIVITIES	**327 635**	**176 854**	**149 553**
Acquisition of property, plant and equipment	(40 630)	(36 479)	(35 716)
Acquisition of intangible assets	(41 217)	(7 944)	(6 911)
Proceeds from disposal of intangible assets and property, plant and equipment	3 044	1 124	1 096
Investments in non-consolidated companies	(15)	-	-
Investments in associates	(63 082)	-	-
Subscription for convertible bond	(20 966)	-	-
Payments to post-employment benefit plans	(4 226)	(1 400)	(1 400)
Impact of changes in scope of consolidation	-	-	(51 405)
Own capital shares	(1 294)	-	-
Other cash flow related to investing activities	(1 028)	(426)	(475)
Change in working capital related to investing activities	5 796	(7 624)	(6 778)
NET CASH USED IN INVESTING ACTIVITIES	**(163 618)**	**(52 749)**	**(101 589)**
Additional long-term borrowings	-	13 052	13 052
Repayment of long-term borrowings	(31 824)	(189 969)	(200 949)
Net change in short-term borrowings	(89)	(3 095)	(3 095)
Capital increase	-	9 088	133 616
Increase in share premium	-	182 731	212 652
Dividends paid by Ipsen S.A.	(50 407)	(29 303)	(29 303)
Dividends paid by subsidiaries to minority interest	(358)	(300)	(300)
Change of working capital related to financing activities	464	(1 154)	(3 440)
NET CASH PROVIDED/(USED) IN FINANCING ACTIVITIES	**(82 214)**	**(18 950)**	**122 233**
Impact of operations due to be sold or discontinued	647	12 001	12 001
Impact of pro forma restatements	-	(10 150)	-
CHANGE IN CASH AND CASH EQUIVALENTS	**82 450**	**107 006**	**182 198**
Opening cash and cash equivalents	**200 564**	**92 763**	**17 742**
Impact of exchange rate fluctuations	729	795	624
Closing cash and cash equivalent	**283 743**	**200 564**	**200 564**

APPENDIX 4 : IMPACT OF NON-RECURRING ITEMS ON THE GROUP'S 2006 AND 2005 RESULTS

Unaudited

(In million euros)	31 December 2006			31 December 2005 pro forma		
	Consolidated (1)	Non recurring items (2)	Recurring Consolidated (1) + (2)	Consolidated (3)	Non recurring items (4)	Recurring Consolidated (3) + (4)
Sales	**861.7**		**861.7**	**807.1**		**807.1**
Other revenues	83 .6		83 .6	80.7	(9.9) (a)	70.8
Total revenues	**945.3**		**945.3**	**887.9**	**(9.9)**	**877.9**
Cost of goods sold	(181.4)		(181.4)	(171.0)		(171.0)
Research and development expenses	(178.3)		(178.3)	(169.0)		(169.0)
Selling, general and administrative expenses	(383.0)	1.4 (a)	(381.6)	(364.1)	2.9 (b)	(361.2)
Other operating income and expenses	(8.2)	8.5 (b)	0.2	1.2		1.2
Restructuring costs	0.2	(0.2)	-	0.5	(0.5)	-
Impairment losses	(7.3)	7.3 (c)	-	-		-
Operating profit (in % of sales)	**187.2** *21.7%*	**16.9**	**204.1** *23.7%*	**185.3** *23.0%*	**(7.5)**	**177.8** *22.0%*
- Income from cash and cash equivalents	8.0		8.0	2.0		2.0
- Cost of gross financial debt	(2.1)		(2.1)	(7.9)		(7.9)
Cost of net financial debt	**5.8**		**5.8**	**(5.9)**		**(5.9)**
Other interest income and expense	(5.7)		(5.7)	(0.6)		(0.6)
Income tax	(40.9)	(12.8) (d)	(53.6)	(34.2)	(8.2) (c)	(42.4)
Net loss from associates	(1.7)		(1.7)	-		-
Profit from continuing operations (in % of sales)	**144.8**	**4.1**	**148.9**	**144.6**	**(15.7)**	**128.9**
Profit from discontinued operations	(0.3)	0.3	-	4.4	(4.4)	-
Consolidated profit	**144.5**	**4.4**	**148.9**	**149.0**	**(20.1)**	**128.9**
In % of sales	*16.8%*		*17.3%*	*18.5%*		*16.0%*

Impact of the non recurring elements in the 2006 group's results :

(a) One-off expense of €1.4 million relating to certain corporate functions.
(b) Non-recurring payment of $10.0 million to Inamed for the recovery of all rights related to Reloxin® in the US, Canada and Japan.
(c) Impairment charges relating to Testim®.
(d) Includes an income tax relating to the non-recurring elements mentioned above and the non recurrent recognition of deferred tax assets.

Impact of the non recurring elements in the 2005 group's results :

(a) Non-recurring income recorded in connection with the termination of a research contract.
(b) Includes non recurring expenses relating to certain corporate functions and a one-off payment relating a friendly settlement.
(c) Includes an income tax relating to the non-recurring elements mentioned above and the non recurrent recognition of deferred tax assets.

END